Exhibit 4.8

English Summary of the Guarantee Agreement dated as of October 23, 2012, by and among Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd., Xinyuan (China) Real Estate, Ltd. and Henan Xinyuan Real Estate Co., Ltd. (hereinafter the “Agreement”) (No. MSHT-2012-0001-F-ZZ-DB) (Original Language: Chinese)

Parties

Lessor: Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd. (the “Lessor”).

Guarantor: Xinyuan (China) Real Estate, Ltd. (the “Guarantor”)

Lessee: Henan Xinyuan Real Estate Co., Ltd. (the “Lessee”).

Recital

The Lessor and the Lessee have entered into a capital lease agreement (No. MSHT-2012-0001-F-ZZ) (the “Principal Agreement”). In order to ensure performance of the Principal Agreement, the Guarantor agrees to issue to the Lessor non-revocable joint guarantee for all of Lessee's obligations under the Principal Agreement.

Representations by the Guarantor

The Guarantor represents that it is qualified under the PRC law to provide the guarantee under the Agreement, that it has acquired all requested authorizations and approvals to enter into the Agreement, that all the approval documents provided to the Lessor are true, valid and complete, that the guarantee under the Agreement is in compliance with relevant law and regulations and that it shall indemnify any damage to the Lessor as a result of any deficiency in the Guarantor’s qualification or approval procedure.

Principal Obligations

The guarantee shall extend to all of Lessee's obligations (the “Principal Obligations”) to the Lessor under the Principal Agreement.

Term of the Lessee’s Obligations

The term of the Principal Obligations starts from June 15, 2013 through June 15, 2021, unless acceleration of maturity as declared by the Lessor, in which case the term of the Principal Obligations shall expire on the declaration date.

Form of Guarantee

The Guarantor acknowledges the existence of property guarantees and other guarantors to the Principal Obligation, however, the Guarantor’s guarantee for the Principal Obligations shall be non-revocable and on a joint basis. In case of the Lessee’s default, the Lessor may directly demand to exercise the guarantee against the Guarantor.

Scope of Coverage

The Guarantor agrees to provide guarantee for all rents, penalty, damages, costs incurred by the Lessor to claim its rights under the Principal Agreement and other costs that the Lessee is obligated to under the Principal Agreement.

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Term of the Guarantee

The Agreement is effective as of the date of the Agreement till two years after the satisfaction of the Lessee's obligations under the Principal Agreement.

Undertakings of the Guarantee

In the events that:

•	the Lessee fails to pay rent and other payables under the Principal Agreement;
•	the Lessor decides to terminate the Principal Agreement as a result of default of the Lessee; or
•	performance of payment obligation under the Principal Agreement is affected due to Lessee's bankruptcy, cease of operation, consolidation, change of business or change of ownership,

the Lessor can request for payment directly from the Guarantor upon written notice prior to making payment request to the Lessee. The Guarantor shall perform its obligation within 10 day of receiving such notice, and shall compensate the Lessor for losses incurred as a result of the Guarantor’s failure to perform its obligations on time. The Guarantor's obligation shall not be exempted no matter whether any other guarantees to the Principal Obligation would affect the priority right of the Lessor on the Lessee's assets.

Change of the Principal Agreement and Transfer of the Principal Obligation

The Lessor shall secure prior written consent from the Guarantor for any changes to the Principal Agreement if such change may increase the guarantee obligations by the Guarantor. No consent is required in relation to any change to the rent under the Principal Agreement due to change in interest rate. The Guarantor remains obligated under this Agreement in the event that the Lessor assigns all or part of its rights under the Principal Agreement.

Monitor of the Guarantor's Financial Condition

The Lessor shall be entitled to monitor the financial condition of the Guarantor during the term of the guarantee and the Guarantor shall provide to the Lessor its financial statements and other documents upon the request of the Lessor. The Lessor shall keep the Guarantor’s information obtained under this section confidential, not disclosing such information to third parties without the Guarantor’s prior consent except when required by law or regulators.

Effect of the Guarantee

The guarantee hereunder shall be non-revocable and unconditional. Any assignment of the Guarantor's obligation under the Agreement is invalid without prior written consent by the Lessor. Any change to the Principal Agreement shall not affect the effect of the guarantee hereunder.

Liability of Non-performance

If the Guarantor fails to make payments required by this Agreement, it shall pay a penalty to the Lessor, calculated as 0.05% per day of the outstanding amount.

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Governing Law and Dispute Resolution

The Agreement shall be governed by PRC law. Disputes shall be resolved through friendly consultation. If consultation fails, any party can bring an action before a court in Tianjin that has jurisdiction.

Omitted or Abridged Terms: Form of Communication; Place of Signing and Miscellaneous.

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